FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                 As of 5/16/2007



                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                               (352) 4661-11-3815
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                          Form 20-F  X     Form 40-F
                                   ------           ------

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                Yes         No
                                   ------      ------

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium Sidor CEO's statements to the Venezuelan press.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Roberto Philipps
    --------------------
Name: Roberto Philipps
Title: Chief Financial Officer


Dated: May 16, 2007

Sebastian Marti
Ternium - Investor Relations
USA               +1   (866) 890 0443
Mexico            +52 (81) 8865 2111
Argentina         +54 (11) 4018 2389
www.ternium.com

Ternium's subsidiary Ternium Sidor has met with Venezuelan government to discuss social investment programs.

Luxembourg, May 16, 2007 - Ternium S.A. (NYSE: TX) herein reproduces the statements made by Ternium Sidor's President to the Venezuelan press on May 15, 2007.

According to Julian Eguren, President of Ternium Sidor, representatives of Ternium and Ternium Sidor have met with the Vice President and ministers of the Venezuelan national government "to identify areas in which Ternium Sidor can increase its involvement in social investment programs and to discuss ways to improve Venezuela's steel value chain, particularly for small and medium size enterprises, in this new era in which Venezuela has begun to live."

Mr. Eguren stressed the commitment of the company with the local market, and emphasized Ternium Sidor's ability to meet the demands of its local clients in a timely fashion with competitive and market-based pricing. "It is an integral part of our strategy that has enabled us to expand our product offering in Venezuela and displace imports into the country." The satisfactory delivery has even been acknowledged by Ternium Sidor's clients. "Steel consumers in Venezuela have received from us the quality and quantity of products they have required at fair prices, as evidenced by the fact that they have not been importing products in our product range during the past few years."

Mr. Eguren also highlighted that Ternium Sidor's shipments to the Venezuelan market increased by 33% during the past year and by 18% in the first quarter 2007 compared to the same period in 2006. "Thanks to the growth policies of the national government, Venezuela has achieved high levels of growth during the past four years. Few companies can keep pace with this growth like Ternium Sidor is doing". Presently, approximately 65% of our shipments are made to meet local Venezuelan demand.

Ternium Sidor's President also noted that his company generates welfare and value-added products for Venezuela. It is a model of Latin American integration, since it combines in an industrial project capital of Venezuela, Argentina and Brazil.

Mr. Eguren also explained that Ternium Sidor does not pay discounted prices when it purchases production inputs from Venezuelan suppliers. The prices it pays are similar to those paid by other companies operating in the steel sector. In fact, according to Mr. Eguren, in some cases Ternium Sidor pays higher prices in Venezuela than those paid by comparable steel companies in Brazil.


Ternium is one of the leading steel companies in the Americas, producing a wide range of flat and long steel products. With operations in Mexico, Argentina and Venezuela and 18,000 employees, Ternium had net sales of US$6.6 billion and a production of 9.0 million tons of finished steel products in 2006. More information about Ternium is available at www.ternium.com.